Ballard Power Systems Inc.

and

AUDI AG

TRANSFER AND LICENSE AGREEMENT

February 11, 2015

CONTENTS

Article **Page**

TRANSFER AND LICENSE AGREEMENT

This TRANSFER AND LICENSE AGREEMENT (the "*Agreement*") is entered into as of the Effective Date by and between

(1) Ballard Power Systems Inc., with its registered office at 9000 Glenlyon Parkway, Burnaby, British Columbia V5J9, Canada ("*Seller*"); and

(2) AUDI AG, with its registered office at 85045 Ingolstadt, Germany ("*Purchaser*"),

each of the foregoing individually referred to as *Party* and together referred to as *Parties*.

Preamble

WHEREAS

(A) Purchaser wishes to purchase the patents and patent applications relating to Vehicular Applications and CCMs acquired by Seller from United Technologies Corporation or its Affiliates ("*UTC*") under a Technology Portfolio Purchase Agreement dated April 24, 2014 (the "*TPPA*"), as well as (i) extensions, renewals, reissues, re-examinations, continuations and continuations in part of these patents and (ii) applications and patents filed or applied by Seller or Affiliates of Seller claiming any right of priority to or through these patents and patent applications (the "*Transaction*").

(B) Seller wishes to sell the IP Assets to Purchaser, while retaining the ability to use the IP Assets through a grantback license as further described herein, which Purchaser is willing to grant.

(C) Purchaser also wishes, in connection with the Transaction, to acquire the UTC Know-How and Seller wishes to transfer the UTC Know-How to Purchaser provided that Purchaser grants Seller an unrestricted license to continue using the UTC Know-How.

(D) [Reference to pre-execution documentation redacted]

(E) Purchaser, VW and Seller have entered into a Confidential Term Sheet dated December 16, 2014 (the "*Term Sheet*"), in which the Parties agreed to the basic terms of the Transaction.

(F) Seller has entered into an agreement with UTC dated February 10, 2015 under which UTC has waived its rights under Paragraph 4.2 of the TPPA to request licenses of the Assigned Patents for certain activities outside the Grantback Field (as defined in the TPPA), which is attached to this Agreement as Annex C.

(G) [Reference to pre-execution arrangements redacted]

(H) VW and Seller have entered into a Technology Development Agreement (the "*TDA*") dated March 1, 2013.

(I) In connection with the Transaction, Seller and VW will enter into a separate agreement under which the TDA will be amended and extended (the "*TDA Amending Agreement*").

Therefore the Parties agree as follows:

1. Definitions

1.1 "*Affiliate*" means, with respect to a Party or other entity, any current or future entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under the common control of such entity. For purposes of the foregoing, "control", including the terms "controlled by" and "under common control of", means the power to direct or cause the direction of the management and policies of such entity, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

1.2 "***Automotive OEM***" means an original equipment manufacturer the primary business of which is the manufacture of Vehicles.

1.3 "***Assigned Patents***" means the patents and patent applications listed in Exhibit A of the TPPA.

1.4 "*Effective Date*" means the date the last Party to this Agreement completely signs this Agreement.

1.5 "*Existing License(s)*" means any agreement under which Seller or UTC granted or has a contractual obligation to grant in writing, a license or other rights under any of the IP Assets.

1.6 "*Existing Licensee*" means any person or entity that Seller or UTC granted or has a contractual obligation to grant in writing, a license or other rights under any of the IP Assets.

1.7 "***CCMs***" means catalyst coated membranes.

1.8 "***IP Assets***" means the Assigned Patents relating to Vehicular Applications and CCMs, as well as (i) extensions, renewals, reissues, re-examinations, continuations and continuations in part of these patents and (ii) applications and patents filed or applied by Seller or Affiliates of Seller claiming any right of priority to or through these patents and patent applications, consisting of the patents and patent applications listed in <u>Annex A</u>.

1.9 "***Know-How Transfer Effective Date***" means the date on which Purchaser receives a copy of the UTC Know-How according to Paragraph 3.1.

1.10 "***Non-Vehicular Field***" means the field consisting of any application of a fuel cell or a fuel cell system other than Vehicular Applications.

1.11 "***Seller's Knowledge***" means the actual and specific knowledge of Seller's General Counsel on the Effective Date.

1.12 "***UTC Know-How***" means all of the know-how acquired by Seller from UTC pursuant to the TPPA [further description of know-how redacted].

1.13 "***Vehicles***" means motorized non-rail-bound land vehicles (including passenger cars, vans, sport utility vehicles, light trucks, heavy trucks, buses, trolley-buses, emergency services vehicles (including medical, fire, police and security vehicles), motorcycles and motorized bikes), but excluding all-terrain vehicles (ATVs), and recreational off-road vehicles (ROVs), and vehicles and machinery designed for off-road use that perform a task other than transporting people or materials on roads, including materials handling equipment, golf carts, ground support equipment, agricultural equipment and construction equipment. For greater certainty, **Vehicles** (i) always includes passenger cars, vans, sport utility vehicles, light trucks, heavy trucks, buses, trolley-buses, emergency services vehicles (including medical, fire, police and security vehicles), motorcycles and motorized bikes, whether or not they are capable of off-road use and (ii) always excludes ATVs, ROVs and vehicles and machinery designed for off-road use that perform a task other than transporting people or materials on roads, including materials handling equipment, golf carts, ground support equipment, agricultural equipment and construction equipment, whether or not they are capable of on-road use.

1.14 "***Vehicular Application***" means any application of a fuel cell or a fuel cell system in which such fuel cell or fuel cell system is designed to be used in a Vehicle.

1.15 "***Vehicular Field***" means the field consisting of Vehicular Applications.

2. Sale and Purchase of the IP Assets

2.1 Seller hereby sells, assigns, transfers and conveys, and Purchaser hereby purchases and accepts, all of Seller's right, title and interest in and to the IP Assets, reserving therefrom the various licenses concurrently granted by Purchaser as set out in Article 5.

2.2 Purchaser shall pay to Seller as remuneration for the sale of the IP Assets to Purchaser under Paragraph 2.1 of this Agreement an amount of **US$40,000,000** which shall be payable according to Paragraph **Error! Reference source not found.** [allocation of purchase price redacted].

3. Sale and Purchase of the UTC Know-How

3.1 [condition to completion redacted]Seller hereby agrees to sell, assign, transfer and convey to Purchaser the UTC Know-How no later than February 16, 2016, reserving therefrom the license to be concurrently granted by Purchaser as set out in Paragraph 5.6. Purchaser may waive [condition of completion redacted] at its own discretion. The foregoing transfer shall be effected by Seller copying the digitized UTC Know-How on a storage device provided by Purchaser and to return this storage device to Purchaser no later than February 16, 2016.

3.2 Purchaser shall pay to Seller as remuneration for the sale of the UTC Know-How under Paragraph 3.1 of this Agreement an amount of **US$10,000,000**, which shall be payable according to Paragraph **Error! Reference source not found.**.

3.3 Other than providing Purchaser with a copy of the digitized UTC Know-How, and, at Purchaser's request, answering any specific questions Purchaser may have relating to the data files comprising the UTC Know-How, Seller will have no obligation to train or explain the UTC Know-How to Purchaser. Purchaser will have the right, acting reasonably and at its own expense, during normal business hours and upon not less than ten (10) business days prior notice, to

conduct an audit at Seller's premises during a period of two (2) months following the Know-How Transfer Effective Date, to assess and confirm that the copy of the UTC Know-How delivered to Purchaser by Seller is complete. Purchaser must report any discrepancy arising out of such audit in writing to Seller within one (1) month of completion of the audit. Seller will respond in writing and transfer any missing UTC Know-How to Purchaser within one (1) month of receipt of the claim of discrepancy.

4. Taxes, Invoicing, Payment terms

4.1 The remunerations specified in Paragraph 2.2 and Paragraph 3.2 include, if any, all applicable Canadian Federal and Provincial Goods and Services Tax (GST), Quebec Sales Tax (QST), Harmonized Sales Tax (HST) and Provincial Sales Tax (PST) (the "***Sales Taxes***"). Seller shall be responsible for timely remitting all Sales Taxes collected in connection with this payment to the relevant Canadian Tax Authorities.

4.2 Purchaser represents and warrants to Seller, and acknowledges that Seller is relying on these representations and warranties in agreeing to the provisions of Paragraph 4.1, that Purchaser:

(a) does not carry on business in Canada and does not maintain a permanent establishment in Canada, and

(b) is not, and is not required to be, registered for any Sales Taxes purpose.

Purchaser will immediately advise Seller if Purchaser begins to carry on business in Canada or maintains a permanent establishment in Canada, or becomes or becomes required to be registered in Canada for any Sales Taxes purpose, before the Know-How Transfer Effective Date. As Sales Taxes are imposed on the transaction date, the aforesaid representations and warranties shall apply only until the Know-How Transfer Effective Date.

4.3 The remunerations specified in Paragraph 2.2 and Paragraph 3.2 do not include statutory German value added tax ("***VAT***"). The transfer of IP Assets and the UTC Know-How by Seller to Purchaser are subject to German VAT, which is owed by Purchaser according to § 13 b German VAT Act (reverse charge mechanism).

4.4 Seller shall issue orderly invoices to Purchaser. Purchaser will pay the remuneration via remittance and only under the prerequisite of receiving at AUDI AG, I/FF-21, 85045 Ingolstadt, Germany, an orderly invoice (concerning Germany in accordance with §§ 14, 14a German VAT Act) issued by the Seller, which contains the following statements:

(a) the complete name and the complete address of Seller and Purchaser:

(b) the tax identification numbers that have been provided to Seller from the tax authorities for Sales Taxes purposes or any other number required to be stated on an invoice according to Canadian law;

(c) the VAT identification number of Purchaser [identification number redacted];

(d) the date of issue of invoice;

(e) the invoice number (number, that is issued by Seller once in order to identify invoices);

(f) the quantity and type of the goods supplied or the scope and nature of services rendered;

(g) the date(s)/period, on/in which the supply of goods was made or the services were rendered;

(h) the reimbursement for the respective goods supplied or the services rendered; and

(i) as the transfer of the IP Assets and the transfer of the UTC Know-How are liable to German VAT and Seller is not registered in Germany for VAT purposes, Seller is obliged to issue invoices without German VAT and shall indicate therein that the reverse charge procedure is applicable and Purchaser is liable to pay the German VAT (by using the wording prescribed by the applicable national tax law or by using the words: "*The German VAT is owed by AUDI AG in accordance with § 13b of the German VAT Act (reverse charge).*").

Seller shall issue two orderly invoices – one invoice for the remuneration according to Paragraph **Error! Reference source not found.** and Paragraph **Error! Reference source not found.** and one invoice for the remuneration according Paragraph 3.2.

4.5 If there is a reduction of the remuneration according to Paragraph 13.3 that cannot be considered completely when issuing the invoice for the remuneration according to Paragraph 4.4, Seller is obliged to issue subsequently an orderly credit note in accordance with the VAT law to AUDI AG, I/FF-21, 85045 Ingolstadt, Germany, which contains the following statements:

(a) the complete name and the complete address of Seller and Purchaser;

(b) the date of issue of the credit note;

(c) the credit note number (number, that is issued by Seller once in order to identify invoices/credit notes);

(d) designation as a credit note;

(e) reference to the invoice number and invoice date of the initial invoice; and

(f) statement that the initial remuneration is reduced and the reduction amount (amount repayable).

4.6 Purchaser will, to the extent required pursuant to § 50a German Income Tax Act, deduct German withholding tax (currently 15 %) and solidarity surtax (currently 5.5 % of this withholding tax amount) from the payment for the sale of the UTC Know-How pursuant to Paragraph 3.1, and remit all such withheld amounts to the "Bundeszentralamt für Steuern" ("BZSt"), Bonn, Germany, on behalf of and for the account of Seller unless, before the time of such payment, Seller provides to Purchaser an exemption certificate issued by the BZSt stating that Purchaser is not required to withhold such tax from the payment.

The taxable base for tax deductions at source shall be the price for the UTC Know-How set out in Paragraph 3.2.

Purchaser will issue a certificate in respect of the tax withheld and paid, if any, and forward this to Seller.

From the point in time at which Purchaser has received this valid certificate, the payments will be made without any deduction or with only partial deduction.

Until receipt of the exemption certificate, Purchaser will be both entitled and obliged to deduct German withholding tax plus the solidarity surtax from the payments in accordance with the statutory provisions.

4.7 The payments shall be due as follows:

[commercial payment terms redacted]

4.8 If any Canadian withholding tax apply on the license fees agreed in Paragraph 5.1, 5.2, 5.3 or 5.6, such withholding tax will be borne by Seller. Purchaser does not need to apply for a withholding tax exemption in Canada.

4.9 Any payment to be made pursuant to this Agreement by either Party shall be made to the respective other Party's bank account in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.

[bank account information redacted]

4.10 In case the tax regulations will change, the respective tax law/regulations in force shall apply.

4.11 The Parties are obliged to inform each other about tax relevant changes (e.g. new address, change in tax residence, change in tax registration) without undue delay.

5. Grantback Licenses to the IP Assets and to the UTC Know-How

5.1 Concurrently with the sale of the IP Assets to Purchaser, Purchaser hereby grants to Seller for a once-only license fee of US$1.00 a worldwide, perpetual, sole (with the exception of Purchaser, VW and their Affiliates and the Existing Licensees), sublicensable, transferable, license to the IP Assets to research, have researched, design, have designed, develop, have developed, test, have tested, manufacture, have manufactured, market, have marketed, sell, have sold, lease, have leased, commercially service and have serviced and commercially use and have used products and services in the Non-Vehicular Field, provided that any sublicense granted by Seller shall be subject to the same restrictions on field of use as set forth in this Paragraph 5.1.

5.2 Concurrently with the sale of the IP Assets to Purchaser, Purchaser hereby grants to Seller for a once-only license fee of US$1.00 a worldwide, perpetual, non-exclusive, sublicensable, non-transferable (subject to Paragraph 14.2), license to the IP Assets to research, have researched, design, have designed, develop, have developed, test, have tested, manufacture, have manufactured, market, have marketed, sell, have sold, lease, have leased, commercially service and have serviced and commercially use and have used products and services in the Vehicular Field, but restricted to applications designed to be used in buses, motorcycles and/or

motorized bikes only, provided that any sublicense granted by Seller shall be subject to the same restrictions on field of use as set forth in this Paragraph 5.2. [Notification obligation redacted]

5.3 Without limiting the license granted in Paragraph 5.2, concurrently with the sale of the IP Assets to Purchaser, Purchaser hereby grants to Seller for a once-only license fee of US$1.00 a worldwide, perpetual, non-exclusive, non-sublicensable, non-transferable (subject to Paragraph 14.2), license to the IP Assets to:

(a) research, have researched, design, have designed, develop, have developed, test, have tested, manufacture, have manufactured, sell have sold, use and have used products and services in the Vehicular Field, but restricted to providing engineering services for research & development ("***R&D***") purposes, excluding inter alia any commercial production and any supply to third parties for the purpose of manufacturing Vehicles; and

(b) develop, have developed, test, have tested, manufacture, have manufactured, sell, have sold, lease, have leased, service, have serviced, use and have used products and services in the Vehicular Field [limitations on use redacted].

5.4 For the sake of clarification:

(a) the licenses granted under Paragraph 5.1 and Paragraph 5.3 shall not include the commercial production of Vehicles or the supply of Automotive OEMs for commercial production of Vehicles; and

(b) the license granted under Paragraph 5.2 shall include the supply of products or services to Automotive OEMs for commercial production of buses, motorcycles and/or motorized bikes only.

5.5 [potential cross-licensing arrangements redacted]

5.6 Concurrently with the transfer of the UTC-Know-How to Purchaser, Purchaser hereby agrees to grant to Seller for a once-only license fee of US$ 1.00 a worldwide, perpetual license to the UTC Know-How starting on the Know-How Transfer Effective Date.

6. Post-Effective Date Actions and Deliveries

6.1 Seller shall deliver to Purchaser all documents related to the IP Assets, including the documents related to the application, registration and maintenance proceedings of the registered IP Assets and to all infringement, nullity or objection proceedings of the IP Assets within fourteen (14) days following the Effective Date.

6.2 Each Party agrees to use commercially reasonable efforts to assist and cooperate with the other Party in doing all things necessary to consummate the assignment of the IP Assets.

6.3 Purchaser shall, at its expense, apply for the recordation and other perfection of the assignment of the IP Assets with all relevant governmental agencies and shall use commercially reasonable efforts to complete such recordation and perfection promptly after the Effective Date.

6.4 Seller declares its consent to the record of change of ownership in the registers of the relevant governmental agencies. Seller shall execute all declarations and documents prepared by

the Purchaser and provide any information or document as may be necessary in each relevant jurisdiction to effect the assignment and transfer of the IP Assets and the record of the change of ownership.

6.5 Purchaser shall, at its sole discretion and at its own expense, be responsible for the continued prosecution and maintenance of the IP Assets after April 15, 2015. Seller will, at its own expense, maintain, defend and prosecute the IP Assets, including responding to any office or other administrative actions, until April 15, 2015. Purchaser shall reimburse Seller for any expenses necessary for the maintenance, defence or prosecution of the IP Assets which occur after March 30, 2015.

6.6 [provisions relating to enforcement of licenses redacted]

6.7 The Parties agree to take all such further action, including executing assignments, bills of sale and other documents as may be necessary to evidence the sale, assignment, transfer and conveyance of the IP Assets. If there is any inconsistency between such documents and the terms and conditions of this Agreement, the terms and conditions of this Agreement shall prevail.

6.8 Seller shall not directly or indirectly initiate or support any opposition, cancellation or nullity proceedings or any similar legal action against any of the IP Assets.

6.9 [provisions relating to prosecuting infringement of grantback licenses redacted]

7. Restrictions on use of the UTC Know-How

7.1 Purchaser shall not disclose, transfer or license the UTC Know-How except:

[restrictions on use of know-how redacted]

8. Subsequent Conveyances

8.1 Nothing in this Agreement shall be considered as preventing Purchaser or Purchaser's current and future Affiliates after the Effective Date from assigning, selling, transferring or otherwise conveying the IP Assets or any beneficial interests therein, including but not limited to the granting of exclusive rights or standing to sue (a "***Conveyance***").

8.2 Notwithstanding Paragraph 8.1, Purchaser covenants and agrees, and shall bind and ensure compliance by Purchaser's current and future Affiliates and permitted assignees, that any Conveyance shall be by written agreement and only with parties that agree to be bound by, and to bind all subsequent successors and assigns of the IP Assets, Purchaser's obligations set forth in Article 5 (Grantback Licenses) and Article 8 (Subsequent Conveyances).

8.3 Purchaser also covenants and agrees, and shall bind and ensure compliance by Purchaser's current and future Affiliates and permitted assignees, that any Conveyance that does not satisfy the obligations set forth in Paragraph 8.2 shall be deemed null and void.

9. Representations and Warranties

9.1 Each Party represents and warrants to the other Party that:

(a) The execution and delivery of this Agreement and the performance by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action and will not violate (i) such Party's certificate of incorporation or by-laws, (ii) any agreement, instrument or contractual obligation to which such Party is bound in any material respect, or (iii) any order, writ, judgment, injunction, decree, determination or award of any court or governmental agency presently in effect applicable to such Party;

(b) Assuming due authorization, execution and delivery on the part of the other Party, this Agreement constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); and

(c) Its execution, delivery and performance of this Agreement does not violate any law or regulation of any court, governmental entity or administrative or other agency having authority over such Party.

9.2 Seller represents and warrants to Purchaser that:

(a) Seller has valid legal title to the IP Assets (recognizing that some of the IP Assets are jointly-owned with other entities) and the UTC Know-How and, to Seller's Knowledge, there are no asserted claims of ownership of the IP Assets and the UTC Know-How by any third party.

(b) To Seller's Knowledge, there are no inventors of the IP Assets other than the named inventors of the IP Assets, and no asserted claims of inventorship of the IP Assets by any person other than the named inventors of the IP Assets.

(c) To Seller's Knowledge, there are no asserted claims of prior invention of the IP Assets by any third party, including any interferences, requests for interferences or other proceedings regarding priority of inventorship involving the IP Assets, except as disclosed to Purchaser.

(d) Annex A is complete and accurate in all material respects and lists all Assigned Patents, except those which are related to stationary applications not related to Vehicular Applications and CCMs, and active as of the Effective Date, as well as (i) all extensions, renewals, reissues, re-examinations, continuations and continuations in part of these patents and (ii) all applications and patents filed or applied by Seller or Affiliates of Seller claiming any right of priority to or through these patents.

(e) Annex A completely and accurately identifies for every IP Asset all Existing Licensee(s) to such IP Asset as of the Effective Date.

(f) To Seller's Knowledge, Annex B is complete and accurate in all material respects and identifies all Existing Licenses and Existing Licensees, including all joint development agreements and all government contracts, concerning the IP Assets, and all sublicenses granted by UTC pursuant to the seventh Existing License listed in Annex B.

(g) Seller has not previously assigned, transferred, licensed, conveyed or otherwise encumbered its right, title and interest in and to the IP Assets or the UTC Know-How and Purchaser will have no obligations to any third party, including, but not limited to, any obligation to prosecute, maintain or enforce any of the IP Assets.

(h) Subject to Paragraph 6.5 Seller has paid and will pay all maintenance or annuity fees that are due and payable for the IP Assets on or before April 15, 2015 and has responded and will respond in proper form to all outstanding patent office or other administrative actions in respect of the IP Assets with a due date (without any permissible extensions of time) occurring on or after April 24, 2014 and before April 15, 2015 and, to Seller's Knowledge, UTC has responded in proper form to all outstanding patent office or other administrative actions in respect of the IP Assets with a due date (without any permissible extensions of time) before April 24, 2014.

(i) The IP Assets have not been abandoned or lapsed, except as identified in Annex A, and, to Seller's Knowledge, no issued patents which are part of the IP Assets listed in Annex A are invalid or unenforceable.

(j) The UTC Know-How sold and transferred to Purchaser consists of the entire Know-How acquired by Seller from UTC pursuant to the TPPA, without any amendments, exclusions or further redactions.

(k) [representation redacted]

10. Disclaimer of Other Warranties

10.1 THE WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT ARE PROVIDED IN LIEU OF, AND EACH PARTY HEREBY DISCLAIMS, ALL OTHER WARRANTIES, EXPRESS AND IMPLIED, RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO THE IMPLIED WARRANTIES OF NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

10.2 IN ADDITION, PURCHASER ACKNOWLEDGES THAT, EXCEPT FOR THE WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 9, SELLER SELLS THE IP ASSETS AND THE UTC KNOW-HOW "AS IS" IN ALL RESPECTS AND WITH ALL FAULTS, AND WITHOUT WARRANTIES OR REPRESENTATIONS OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO WARRANTIES OR REPRESENTATIONS WITH RESPECT TO SCOPE, VALIDITY, ENFORCEABILITY OR INFRINGEMENT OF THE IP ASSETS OR NON-INFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS BY PURCHASER.

10.3 Except as expressly set forth in this Agreement, nothing in this Agreement shall be construed as (i) conferring any license or other right, by estoppel or otherwise, under any intellectual property right of the Parties, (ii) requiring the Parties to disclose or furnish to any other Party any records, materials or information or services of any nature, (iii) obligating the Parties to defend, indemnify or hold harmless any other Party from any suits, actions or claims alleging infringement, misappropriation, or violation of any third party's intellectual property

rights, or (iv) obligating the Parties to file or prosecute any application, maintain any patent in force, or bring or prosecute any action or suit against third parties for infringement.

10.4 If during its survival period Seller's representations and warranties in Paragraph 9.2(d) and Paragraph 9.2(j) are incorrect, and that breach can be remedied by Seller transferring IP Assets or transferring UTC Know-How to Purchaser, then:

(a) Seller covenants and agrees to transferring such IP Assets or such UTC Know-How to Purchaser; and

(b) Purchaser agrees that such transfer shall be Purchaser's sole remedy for such breach.

11. Indemnity and Limitation of Liability

11.1 Purchaser will indemnify, defend and hold harmless Seller, its licensees, sublicensees and Affiliates, and each of its and their respective employees, officers, directors and agents (each a "***Seller Indemnified Party***") from and against any and all liability, loss, damage, expense (including reasonable attorneys' fees and expenses) and cost (collectively, a "***Liability***") which the Seller Indemnified Party may suffer resulting from or arising out of: (i) any claims of any nature arising out of the exploitation of the IP Assets by, on behalf of or under authority of Purchaser or Purchaser's Affiliates (other than by a Seller Indemnified Party), except, in each case, to the extent caused by the negligence or wilful misconduct of Seller or any Seller Indemnified Party, (ii) any Purchaser representation or warranty given under Paragraph 9.1 being untrue in any respect when made, and (iii) any material breach by Purchaser of its other covenants or obligations expressly set forth herein. Notwithstanding the foregoing, Purchaser shall have no obligation to defend, indemnify or hold harmless any Seller Indemnified Party from and against any Liability arising out of or resulting from the infringement of a third party patent right unless such indemnity falls within the foregoing indemnification requirements.

11.2 Seller will indemnify, defend and hold harmless Purchaser, its licensees, sublicensees and Affiliates, and each of its and their respective employees, officers, directors and agents (each a "***Purchaser Indemnified Party***") from and against any and all Liability which the Purchaser Indemnified Party may suffer resulting from or arising out of: (i) any claims of any nature arising out of the exploitation of the licenses granted under Article 5 by, on behalf of or under authority of Seller or Seller's Affiliates (other than by a Purchaser Indemnified Party), except, in each case, to the extent caused by the negligence or wilful misconduct of Purchaser or any Purchaser Indemnified Party, (ii) any Seller representation or warranty given under Paragraph 9.1 and 9.2 being untrue in any respect when made, and (iii) any material breach by Seller of its other covenants or obligations expressly set forth herein. Notwithstanding the foregoing, Seller shall have no obligation to defend, indemnify or hold harmless any Purchaser Indemnified Party from and against any Liability arising out of or resulting from the infringement of a third party patent right unless such indemnity falls within the foregoing indemnification requirements.

11.3 Each Party will provide prompt written notice to the other Party if it becomes aware of a claim for which indemnification may be sought hereunder. In case any proceeding (including any governmental investigation) shall be instituted involving any Party in respect of which indemnity may be sought pursuant to this Article 11, such Party (the "***Indemnified Party***") shall promptly notify the other Party (the "***Indemnifying Party***") in writing. The failure to notify the

Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such third-party claim is prejudiced by the Indemnified Party's failure to give such notice. Within thirty (30) days after delivery of such notification, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such third party claim and control the disposition or settlement thereof (including all decisions relative to litigation, appeal, and settlement subject to this clause). The Indemnified Party shall cooperate fully with the Indemnifying Party in such defense. If the Indemnifying Party does not assume control of such defense, the Indemnified Party shall control such defense. The Party not controlling such defense may participate therein at its own expense. All such fees and expenses shall be reimbursed as they are incurred, and provided reasonable documentation along with an invoice is delivered. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its prior written consent, but if settled with such prior written consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any Liability by reason of such settlement or judgment. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which the Indemnified Party is, or arising out of the same set of facts could have been, a party and indemnity could have been sought hereunder by the Indemnified Party, unless such settlement includes an unconditional release of the Indemnified Party from all liability on claims that are the subject matter of such proceeding to the extent of its indemnification obligations under this Article 11.

11.4 All obligations of indemnification imposed under this Article 11 with respect to (i) the representations and warranties set forth in Paragraph 9.1, Paragraph 9.2(a), Paragraph 9.2(d), Paragraph 9.2(e) and Paragraph 9.2(f) (collectively, the "***Fundamental Representations***") and the indemnifications set forth in clause (iii) of Paragraph 11.1 and clause (iii) of Paragraph 11.2 shall expire on the fifth anniversary of the Effective Date, (ii) all representations and warranties in this Agreement other than the Fundamental Representations shall expire on the second anniversary of the Effective Date, and (iii) the indemnifications set forth in clause (i) of Paragraph 11.1 and clause (i) of Paragraph 11.2 shall expire ten (10) years following the expiration of the last to expire of the IP Assets.

11.5 Notwithstanding anything else herein to the contrary:

(a) No individual claim for indemnification shall be made under clause (ii) of Paragraph 11.1 and clause (ii) of Paragraph 11.2, other than claims of a breach of the Fundamental Representations, unless and until applicable Liabilities for such claim in the aggregate exceed [threshold redacted]

(b) Notwithstanding Paragraph 11.5(a), a claim for indemnification may be made if more than one individual claim for indemnification which falls under Paragraph 11.5(a) arises and Liabilities for all such claims [threshold redacted]. Indemnification shall be made only with respect to the excess.

(c) All claims for indemnification collectively under clause (ii) of Paragraph 11.1 and clause (ii) of Paragraph 11.2, respectively, other than claims of a breach of the Fundamental Representations, shall not in the aggregate exceed an amount equal to [cap on liability redacted]; and

(d) All claims for indemnification under clause (ii) and (iii) of Paragraph 11.1, respectively clause (ii) and (iii) of Paragraph 11.2, shall not in the aggregate exceed an amount [cap on liability redacted].

11.6 IN NO EVENT SHALL ANY PARTY BE LIABLE FOR ANY INDIRECT, PUNITIVE, SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGES IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT, OR FOR LOSS OF PROFITS OR ANY OTHER ECONOMIC LOSS, HOWEVER ARISING AND UNDER ANY THEORY OF LIABILITY, WHETHER IN AN ACTION FOR CONTRACT, WARRANTY, STRICT LIABILITY, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, REGARDLESS OF WHETHER SUCH PARTY HAS BEEN ADVISED ABOUT THE POSSIBILITY OF SUCH DAMAGE OR LOSS AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY REMEDY.

IN THE ABSENCE OF FRAUD OR GROSS NEGLIGENCE, THE INDEMNIFICATION PROVISIONS CONTAINED IN THIS ARTICLE 11 SHALL CONSTITUTE THE SOLE AND EXCLUSIVE RECOURSE AND REMEDY OF THE PARTIES FOR MONETARY DAMAGES HEREUNDER, WITH RESPECT TO THE IP ASSETS AND THE UTC KNOW-HOW, INCLUDING WITHOUT LIMITATION WITH RESPECT TO ANY BREACH OF ANY OF THE REPRESENTATIONS, WARRANTIES, COVENANTS OR AGREEMENTS CONTAINED IN THIS AGREEMENT. THE PROVISIONS OF THIS ARTICLE 11 ARE IN LIEU AND SUBSTITUTION OF ANY OTHER REMEDIES THAT THE PARTIES MAY HAVE, INCLUDING, WITHOUT LIMITATION, COMMON LAW CLAIMS AND DAMAGES AND STATUTORY RIGHTS OF CONTRIBUTION. THE PROVISIONS OF THIS ARTICLE 11 WILL NOT, HOWEVER, RESTRICT THE RIGHT OF ANY PARTY TO SEEK SPECIFIC PERFORMANCE OR OTHER EQUITABLE REMEDIES IN CONNECTION WITH ANY BREACH OF ANY OF THE COVENANTS CONTAINED IN THIS AGREEMENT.

12. Confidentiality

12.1 No Party by itself or through its Affiliates shall disclose this Agreement, or any of the terms and conditions herein, to any third party at any time without obtaining the prior written consent of the other Party.

12.2 Notwithstanding Paragraph 12.1, a Party may disclose this Agreement:

(a) to its Affiliates;

(b) to UTC;

(c) if such use or disclosure is required by applicable law or the rules of any regulatory organization or stock exchange to which the disclosing Party is subject, after being so advised by competent legal counsel having considered the facts and any ability to redact or otherwise limit such use or disclosure permitted at law, and in any event if Seller or Purchaser are to make any securities filing relating to this Agreement, Seller and Purchaser shall avoid disclosing any confidential information to the maximum extent permitted by law;

(d) in response to a subpoena issued by any governmental or judicial entity or as otherwise may be required by mandatory law after being so advised by competent legal counsel having considered the facts and any ability to redact or otherwise limit such use or disclosure permitted at law and pursuant to disclosure under the highest level (e.g., "Highly Confidential" and/or "Attorneys' Eyes Only") of a protective order entered by a court or tribunal;

(e) as may be necessary for the enforcement of the terms and conditions of this Agreement;

(f) as may be necessary for the enforcement of the IP Assets in a court of law or other official proceeding;

(g) as may be required for either Party to exercise its rights under this Agreement, including disclosures to third parties with whom a Party is contemplating a contractual relationship; and

(h) to its legal counsels, auditors, accountants or licensing/sale agents having a need to review such information.

12.3 In the case of disclosure pursuant to Paragraph 12.2, the disclosing Party shall require each recipient to receive and hold the information pursuant to a confidentiality agreement or obligation under terms and conditions no less restrictive than those set forth herein. In the event this Agreement is required to be disclosed to a court of law or other official proceeding pursuant to Paragraph 12.2(c), Paragraph 12.2(d) or Paragraph 12.2(f), the disclosing Party shall promptly notify the other Party of such disclosure and requirement, and the Parties shall cooperate with each other and use commercially reasonable efforts to obtain a protective order.

12.4 If a Party is permitted to disclose the Agreement according to Paragraph 12.2, such right shall in each case equally apply to the other Party.

12.5 Nothing in this Agreement shall prevent a Party from disclosing the fact of the transfer of the IP Assets, the transfer of the UTC Know-How or the licenses granted under Article 5, provided however that this does not apply to commercially sensitive financial information.

13. Export; Inventions Developed under US Government Contracts; Reduction of Remuneration

13.1 Performance of this Agreement is expressly made subject to (1) any applicable export control laws, regulations, orders or other restrictions imposed by the United States of America or any other country or governmental entity, and (2) any applicable laws, regulations, orders, contractual requirements or other restrictions imposed by the United States of America in connection with a government contract ("***Provisions***"), including but not limited to the requirement for substantial manufacture of licensed products in the United States of America embodying inventions conceived or first reduced to practice in performance of work under such government contract. Nothing herein shall be construed to require any Party to take any action contrary to such laws, regulations, orders, Provisions or other restrictions.

13.2 The Parties acknowledge that the import, export or re-export of goods or technical data, or the waiver of Provisions, (to the extent that any such Provisions are waiveable), may require

the prior approval or license by the United States of America or any other country or governmental entity or may be outright prohibited. Neither Party will directly or indirectly import, export or re-export any goods or technical data in any way related to the IP Assets, the UTC Know-How or this Agreement to any country or foreign person wherein such import, export or re-export is restricted or prohibited, and shall comply with applicable Provisions. If required, a Party shall obtain prior approval or license before such import, export or re-export or any action in contravention of an applicable Provision. Each Party agrees to defend and indemnify the other Party from and against any damages, fines, penalties, assessments, liabilities, costs and expenses (including reasonable attorney fees and court costs) arising out of any claim that the indemnifying Party imported, exported or re-exported any goods or technical data in any way related to the IP Assets, the UTC Know-How or this Agreement in violation of applicable export laws, regulations, orders or other restrictions, or did not comply with applicable Provisions.

13.3 In case any of the IP Assets or parts of the UTC Know-How cannot be transferred to Purchaser for the reasons described in this Article 13, Purchaser can request from Seller a reasonable reduction of the remuneration set forth in Paragraph 2.2 and Paragraph 3.2. The amount of such reduction shall be mutually agreed on in writing in good faith by the Parties. If Seller has already received a higher remuneration than the remaining remuneration after reduction, Seller shall issue an orderly credit note according Paragraph 4.5 and repay the unduly received over-payment to Purchaser. The repayment shall be paid according to Paragraph **Error! Reference source not found.**.

14. Assignment

14.1 No Party may assign or transfer this Agreement or any rights and obligations hereunder, in whole or in part, to any other party without the prior written consent of the other Party.

14.2 Notwithstanding Paragraph 14.1, this Agreement may be assigned in whole, without the other Party's consent, to a successor in interest to all of the assigning Party's business or in case of a Party's internal corporate reorganization.

15. Costs

Unless explicitly provided otherwise in this Agreement, each Party shall be responsible for its own costs and charges incurred in connection with this Agreement and the Transaction.

16. Notices

16.1 Any legally binding statements and other notices (together "*Notices*") in connection with this agreement shall be made in English and in writing unless notarization or any other specific form is required by mandatory law. The written form requirement shall be satisfied through transmission by facsimile (but not through any other form of telecommunication transmission) or exchange of letters. An electronic transmission (such as by e-mail) shall not be sufficient to satisfy the requirement that notices must be made in writing.

16.2 The addresses and fax numbers of the Parties for the purpose of Paragraph 16.1 are:

[contact information redacted]

17. Amendments

No amendment or modification of this Agreement shall be valid unless it is in writing and signed by authorized representatives of the Parties. This shall also apply to any amendment of this Article 17.

18. Severability

Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable under the law of any jurisdiction, the Parties shall use all reasonable efforts to replace it with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible. The aforesaid rule shall apply *mutatis mutandis* to fill any gap that may be found to exist in this Agreement.

19. Entire Agreement

This Agreement sets forth the whole agreement between the Parties in respect of the sale and purchase of the IP Assets and the sale and transfer of the UTC Know-How and supersede any prior agreement (whether oral or written).

20. Third Party Enforcement Rights

Except as expressly stipulated in this Agreement, this Agreement shall not grant any right to persons who are not a party to this Agreement. To the extent this Agreement expressly grants rights to third parties, the Parties shall be permitted to change or exclude such rights at any time without the consent of the respective third party.

21. Counterparts

This Agreement shall be executed in two original counterparts, each signed by both Parties by its duly authorized representatives.

22. Governing Law and Jurisdiction

22.1 This Agreement shall be governed by, and construed in accordance with, the laws of Switzerland (Canton of Zurich) without regard to the principles of conflict of laws and excluding the United Nations Convention on Contracts for the International Sale of Goods (CISG).

22.2 All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (ICC) by three arbitrators appointed in accordance with the said Rules. The language of arbitration shall be English. The place of arbitration shall be Zurich.

23. Annexes

The following Annexes form an integral part of this Agreement:

Annex A: IP Assets

Annex B: Existing Licenses and Existing Licensees

Annex C: Agreement between UTC and Seller

Annex D: [title of annex redacted]

[*Signatures on the following page*]

Ballard Power Systems Inc.

Date: February 11, 2015

By: ______________________________

Name: Randall MacEwen
Title: President and CEO

Date: February 11, 2015

By: ______________________________

Name: Kerry Hillier
Title: General Counsel

AUDI AG

Date: February 11, 2015

By: ______________________________

Name: [redacted]
Title: Head of Patents, Trademarks, Design Protection

Date: February 11, 2015

By: ______________________________

Name: [redacted]
Title: Director Investment Concepts, M&A

Annex A: IP Assets

COUNTRY	DATE FILED	FORMATTED SERIAL NUMBER	Publication number	ISSUE DATE	PATENT NUMBER	
	[certain confidential	information redacted]				
US	Dec 22, 2006	12/516,398		Feb 28, 2012	8124287	
US	Dec 8, 2006	12/514,507		Nov 13, 2012	8309264	
US	Jan 6, 2006	11/326,762		Jul 13, 2010	7754364	
US	Apr 23, 2010	12/799,387		Jul 12, 2011	7977010	
US	Apr 23, 2010	12/799,386		Jul 5, 2011	7972745	
US	Oct 24, 2006	12/445,741				
US	Dec 29, 2006	11/617,999	US2008160366			
JP	Dec 30, 2005	2008-548488				
KR	Dec 30, 2005	10-2008-7016966				
US	Dec 29, 2006	12/517,404				
US	Dec 8, 2006	12/514,623				
CN	Apr 23, 2008	200880128888.X				
EP	Apr 23, 2008	08 746 592.8				
JP	Apr 23, 2008	2011-506245		Oct 11, 2013	5385371	
KR	Apr 23, 2008	10-2010-7022558		Apr 19, 2013	10-1258325	
US	Apr 23, 2008	12/922,724		Aug 13, 2013	8507137	
US	Nov 28, 2006	12/443,748				
US	Dec 20, 2006	12/517,077				
CN	Dec 19, 2006	200680056659.2		Sep 11, 2013	ZL200680056659.2	
EP	Dec 19, 2006	06 845 760.5		Feb 18, 2015	2108199	
JP	Dec 19, 2006	2009-542733		Apr 19, 2013	5247719	
KR	Dec 19, 2006	10-2009-7010097		May 4, 2012	10-1145450	
US	Dec 19, 2006	12/447,343				
US	Dec 16, 2006	12/312,294		Nov 1, 2011	8048581	
US	May 30, 2006	12/226,930				
US	Dec 24, 2007	12/735,101				
US	Dec 28, 2007	12/734,764				
US	Aug 31, 2006	12/310,607		Nov 22, 2011	8062801	
US	Dec 29, 2006	12/517,076		Mar 6, 2012	8129071	
US	Sep 26, 2008	12/737,106		May 20, 2014	8728684	
US	Jul 9, 2008	12/736,955				
CN	Dec 11, 2008	200880120476.1		Dec 11, 2013	ZL200880120476.1	
EP	Dec 11, 2008	08 859 760.4				
JP	Dec 11, 2008	2010-537958		Nov 8, 2013	5406207	
KR	Dec 11, 2008	10-2010-7013222				
US	Dec 11, 2008	12/734,636				
US	Dec 27, 2006	12/515,600		Jun 25, 2013	8470483	
CN	May 4, 2011	201180070630.0				
EP	May 4, 2011	11864838.5				
IN	May 4, 2011	9211/DELNP/2013				
JP	May 4, 2011	2014-509271				
KR	May 4, 2011	10-2013-7030735				
US	May 4, 2011	13/261,768				
WO	May 4, 2011	PCT/US2011/000789	WO2012150917			
US	Aug 29, 2008	13/002,698	US2011111325			
US	Dec 21, 2007	12/746,797		Jul 16, 2013	8486573	
US	Dec 27, 2006	11/646,203				
CN	Mar 29, 2007	200780039392.0		Sep 25, 2013	ZL200780039392.0	
DE	Mar 29, 2007	07754124.1		Oct 1, 2014	2089925	
EP	Mar 29, 2007	07754124.1		Oct 1, 2014	2089925	
GB	Mar 29, 2007	07754124.1		Oct 1, 2014	2089925	
KR	Mar 29, 2007	10-2009-7009035				
US	Mar 29, 2007	12/311,483		Oct 30, 2012	8298725	
US	Mar 21, 2007	12/449,751				
CN	Apr 18, 2008	200880128750.X		Oct 30, 2013	ZL200880128750.X	
EP	Apr 18, 2008	08 746 235.4				
JP	Apr 18, 2008	2011-504982		Apr 19, 2013	5247879	
KR	Apr 18, 2008	10-2010-7022112		Apr 19, 2013	10-1258323	
US	Apr 18, 2008	12/921,788		Mar 25, 2014	8679703	
US	Apr 17, 2008	12/936,590	US2011033758			
US	Dec 19, 2007	12/002,815		Feb 15, 2011	7887966	
US	Dec 19, 2007	12/925,840		Nov 1, 2011	8048582	
US	Nov 11, 2008	13/120,261		Jul 22, 2014	8785073	
US	Apr 11, 2008	12/933,755				
US	Apr 4, 2008	12/922,767				
US	Oct 22, 2008	13/125,085	US2011207004	Aug 5, 2014	8795909	

CN	Aug 11, 2011	201180072808.5				
EP	Aug 11, 2011	11870786.8				
IN	Aug 11, 2011	231DELNP2014				
JP	Aug 11, 2011	2014-524989				
KR	Aug 11, 2011	1020147002385				
US	Aug 11, 2011	14/131078				
WO	Aug 11, 2011	PCT/US2011/047386	WO2013022450			
DE	Aug 28, 2009	112009005179.0				
IN	Aug 28, 2009	309/DELNP/2012				
JP	Aug 28, 2009	2012-526695				
KR	Aug 28, 2009	10-2012-7003495				
US	Aug 28, 2009	13/261,129				
US	Jan 26, 2009	13/138,021				
US	Jan 26, 2009	14/512,288	US20150030946			
US	Dec 17, 2007	12/739,205		Jan 22, 2013	8357253	
US	Dec 17, 2007	13/680,721		Nov 25, 2014	8894905	
EP	Apr 6, 2009	09843140.6				
US	Apr 6, 2009	13/258,778				
US	Jul 16, 2009	13/261,079				
US	Apr 24, 2008	12/920,609				
US	Apr 24, 2008	14/051,591	US20140087277			
US	Sep 12, 2008	13/003,775				
US	Sep 12, 2008	13/003,582				
KR	Oct 6, 2008	10-2011-7005199				
US	Mar 1, 2011	13/061,578				
CN	Nov 26, 2008	200880132104				
US	Nov 26, 2008	12/998,475		Jul 1, 2014	8765320	
US	Nov 26, 2008	14/284,315				
DE	Nov 17, 2008	112008004170.9				
JP	Nov 17, 2008	2011-536297				
JP	Nov 17, 2008	201396692				
KR	Nov 17, 2008	10-2011-7010136				
US	Nov 17, 2008	13/127,990	US20110244370			
US	Nov 17, 2008	14/511,104	US20150024303			
KR	Mar 2, 2009	10-2011-7018432				
US	Mar 2, 2009	13/138,060		Feb 18, 2014	8652702	
US	Mar 2, 2009	14/138,251	US20140113212			
DE	Dec 26, 2007	07873694.9		Jul 16, 2014	2235775	
EP	Dec 26, 2007	07873694.9		Jul 16, 2014	2235775	
JP	Dec 26, 2007	2010-540624		May 17, 2013	5269909	
KR	Dec 26, 2007	10-2010-7012891		Oct 9, 2012	10-1191497	
US	Dec 26, 2007	12/810,036				
US	Nov 5, 2008	13/126,779		Jul 1, 2014	8765322	
US	Nov 5, 2008	14/283,085	US20140255823			
CN	Sep 19, 2007	200780100796.6				
EP	Sep 19, 2007	07 842 733.3				
KR	Sep 19, 2007	10-2010-7004682				
US	Sep 19, 2007	12/671,071				
US	Sep 24, 2009	13/261,225				
US	Jan 5, 2009	12/998,547	US20130115539			
US	Mar 28, 2008	12/920,173				
US	Sep 20, 2007	12/733,435		Jan 22, 2013	8358136	
US	Apr 3, 2009	13/258,093	US20120164559			
JP	Jul 21, 2010	2013-520693		Jun 20, 2014	5563721	
US	Jul 21, 2010	13/805,073				
US	Sep 19, 2008	13/057,308				
US	Sep 17, 2008	13/057,198				
US	Aug 9, 2011	13/148,552				
US	May 16, 2008	12/867,153		Nov 6, 2012	8304365	
US	May 16, 2008	12/867,162		Mar 5, 2013	8389175	
US	May 16, 2008	13/783,820	US20140080014	Dec 30, 2014	8920985	
CN	Apr 22, 2008	200880128769.4		Sep 24, 2014	ZL200880128769.4	
EP	Apr 22, 2008	08 874 056.8				
JP	Apr 22, 2008	2011-506237				
KR	Apr 22, 2008	10-2010-7023053				
US	Apr 22, 2008	12/736,138	US20110008706			
US	Sep 15, 2010	13/261,615	US20130197729			
US	Apr 3, 2009	13/258,036	US20120009502			
CN	Jun 24, 2008	200880130030.7				
IN	Jun 24, 2008	7786/DELNP/2010				
US	Jun 24, 2008	12/736,659	US20110045382			
US	Jan 16, 2009	13/133,511				
US	Oct 8, 2009	13/261,250				
US	Apr 3, 2009	13/259,245	US20120015274	Jan 7, 2014	8623568	
US	Jan 22, 2009	12/998,737		Aug 27, 2013	8518586	
US	May 14, 2009	13/320,313		Mar 25, 2014	8679704	

US	May 14, 2009	14/172,499	US20140155252			
US	Feb 17, 2011	13/059,567				
US	Mar 18, 2009	13/256,326	US20120003551			
JP	Feb 10, 2009	2011-549135		Apr 12, 2013	5244983	
US	Feb 10, 2009	13/147,375				
CN	Dec 7, 2010	201080070576.5				
DE	Dec 7, 2010	112010006051.7				
JP	Dec 7, 2010	2013-543131				
KR	Dec 7, 2010	10-2013-7013242				
US	Dec 7, 2010	13/884,039	US20130252123			
WO	Dec 7, 2010	PCT/US2010/003098	WO2012078123			
KR	Oct 3, 2008	10-2011-7008877				
US	Oct 3, 2008	12/998,152		Aug 19, 2014	8808934	
DE	May 20, 2010	112010005582.3				
IN	May 20, 2010	9310/DELNP/2012				
US	May 20, 2010	13/261,523				
US	Dec 4, 2008	12/998,452		Mar 18, 2014	8673513	
DE	Nov 23, 2009	112009005392.0				
JP	Nov 23, 2009	2012-539861		Nov 7, 2014	5643328	
US	Nov 23, 2009	13/395,746	US2012168975			
US	May 27, 2010	13/697,879				
US	Feb 29, 2008	29/301,447		Jul 21, 2009	D596594	
DE	Feb 12, 2010	112010005260.3				
DE	Feb 12, 2010	112010005263.8				
IN	Feb 12, 2010	6122/DELNP/2012				
IN	Feb 12, 2010	7537/DELNP/2012				
US	Feb 12, 2010	13/578,043	US20120309615			
US	Feb 12, 2010	13/578,714		Dec 30, 2014	8921260	
WO	Jan 11, 2013	PCT/US2013/021240				
JP	May 11, 2010	2013-510056				
US	May 11, 2010	13/635,425	US20130011770			
DE	May 10, 2010	112010005552.1				
JP	May 10, 2010	2013-510052				
US	May 10, 2010	13/635,423				
US	Mar 12, 2009	12/735,662				
JP	Jan 11, 2011	2013-549392				
US	Jan 11, 2011	13/978,721	US2013281555			
WO	Jan 11, 2011	PCT/US2011/020806	WO2012096653			
JP	Aug 31, 2010	2013-527046				
JP	Aug 31, 2010	2014-88784	(no English case)			
US	Aug 31, 2010	13/818,873	US2013149619			
DE	Feb 12, 2010	112010005261.1				
IN	Feb 12, 2010	6287/DELNP/2012				
US	Feb 12, 2010	13/578,039	US20120308916			
CN	Jan 28, 2011	201180066090.9				
EP	Jan 28, 2011	11 857 329.4				
JP	Jan 28, 2011	2013-551948				
KR	Jan 28, 2011	10-2013-7016348				
US	Jul 24, 2013	13/981,381	US20140011114			
WO	Jan 28, 2011	PCT/US2011/022801	WO2012102724			
US	Oct 17, 2012	13/641,723				
US	Oct 22, 2008	12/679,772	US20100248065			
US	Apr 29, 2010	12/770,032		Nov 5, 2013	8574782	
US	Jul 16, 2013	13/942,763	US 20130302716			
US	Feb 10, 2009	13/148,558				
US	Jul 8, 2011	13/143,796		May 13, 2014	8722276	
US	Jul 8, 2011	14/227,888	US20140212787			
WO	Feb 20, 2014	PCT/US2014/017378				
DE	May 12, 2010	112010005551.3				
IN	May 12, 2010	8237/DELNP/2012				
US	May 12, 2010	13/641,132				
EP	Dec 27, 2010	10861278.9				
JP	Dec 27, 2010	2013-547407				
KR	Dec 27, 2010	10-2013-7013476				
US	Jun 5, 2013	13/991,789				
WO	Dec 27, 2010	PCT/US2010/62132	WO2012091692			
CN	Mar 29, 2011	201180069671.8				
EP	Mar 29, 2011	11862396.6				
IN	Mar 29, 2011	5794/DELNP/2013				
JP	Mar 29, 2011	2014-502521				
KR	Mar 29, 2011	10-2013-7020542				
US	Mar 29, 2011	14/005,762	US20140011108			
WO	Mar 29, 2011	PCT/US2011/030242	WO2012134442			
US	Jan 20, 2010	13/145,962		Jul 17, 2012	8221932	
DE	Dec 17, 2009	112009005450.1				
IN	Dec 17, 2009	3320/DELNP/2012				

JP	Dec 17, 2009	2012-544458		Dec 5, 2014	5657689	
US	Dec 17, 2009	13/498,665	US2012190536			
WO	Jan 12, 2012	PCT/US2012/021012	WO2013105956			
KR	Jun 19, 2009	10-2011-7028762		Sep 30, 2014	10-1447974	
US	Jun 19, 2009	13/258,097	US2012028150			
US	Sep 20, 2010	13/261,621				
DE	Dec 17, 2009	112009005452.8				
IN	Dec 17, 2009	3319/DELNP/2012				
JP	Dec 17, 2009	2012-544460				
US	Dec 17, 2009	13/516,932				
US	Dec 8, 2009	13/261,310	US2012244455			
US	Nov 9, 2009	13/496,332	US2012178009			
EP	Jun 16, 2013	13806821.8				
KR	Jun 16, 2013	10-2015-7001323				
US	Jun 22, 2012	13/530,201	US2013340915			
WO	Jun 16, 2013	PCT/US2013/46047				
US	Mar 1, 2010	13/261,390	US2012315556	Dec 23, 2014	8916301	
DE	May 10, 2010	112010005560.2				
IN	May 10, 2010	8993/DELNP/2012				
JP	May 10, 2010	2013-510050				
US	Nov 7, 2012	13/261,510	US20130059230			
CN	Mar 15, 2011	201180069274.0				
EP	Mar 15, 2011	11860823.1				
JP	Mar 15, 2011	2013-557999				
JP		2015-10774				
KR	Mar 15, 2011	10-2013-7020759				
US	Mar 15, 2011	14/003,807	US20130344418			
WO	Mar 15, 2011	PCT/US2011/028424	WO2012125153			
US	Dec 28, 2009	13/497,605				
KR	Nov 24, 2010	10-2013-7011785				
US	Nov 24, 2010	13/883,898				
WO	Nov 24, 2010	PCT/US2010/057928	WO2012071038			
CN	Jan 19, 2011	201180065508.4				
EP	Jan 19, 2011	11856037.4				
JP	Jan 19, 2011	2013/550456				
KR	Jan 19, 2011	10-2013-7016359				
US	Jan 19, 2011	13/995,580				
WO	Jan 19, 2011	PCT/US2011/021632	WO2012099582			
US	May 5, 2011	13/101,283				
CA	Jan 20, 2012	2862291				
CN	Jan 20, 2012	201280067704.X	104247114			
EP	Jan 20, 2012	12865893.7				
JP	Jan 20, 2012	2014-553282				
KR	Jan 20, 2012	10-2014-7023213				
US	Jan 20, 2012	14/373,299	US20140356757			
WO	Jan 20, 2012	PCT/US2012/021972	WO2013109283			
WO	Oct 19, 2012	PCT/US2012/061194	WO2014062198			
EP	Oct 29, 2010	10859088.6				
JP	Oct 29, 2010	2013-536574				
KR	Oct 29, 2010	10-2013-7009491				
US	Oct 29, 2010	13/825,995	US2013177830			
CN	Oct 6, 2010	201080070524.8				
EP	Oct 6, 2010	10858210.7				
JP	Oct 6, 2010	2013-532755				
KR	Oct 6, 2010	10-2013-7010235				
US	Oct 6, 2010	13/261,627	US2013224622			
CN	Feb 24, 2012	2.0128E+11	104205461			
EP	Feb 24, 2012	12869004.7	2817843			
JP	Feb 24, 2012	2014-558721				
US	Feb 24, 2012	14/378314	US20150004515			
WO	Feb 24, 2012	PCT/US2012/026553	WO2013126075			
WO	Mar 5, 2012	PCT/US2012/027784	WO2013133793			
US	Sep 9, 2010	13/820,790	US2013216931			
CN	Jul 8, 2011	201180072174.3				
EP	Jul 8, 2011	11869297.9				
IN	Jul 8, 2011	27DELN2014				
JP	Jul 8, 2011	2014-518507				
KR	Jul 8, 2011	10-2014-7001989				
US	Jul 8, 2011	14/131,379	US20140147770			
WO	Jul 8, 2011	PCT/US2011/001195	WO2013009275			
CN	May 21, 2012	2.0128E+11				
EP	May 21, 2012	12877236.5				
JP						
KR	May 21, 2012	10-2014-7035479				
US	May 21, 2012	14/401,821				

WO	May 21, 2012	PCT/US2012/038789	WO2013176647				
US	Jun 20, 2013	13/996,081	US20130266882				
CN	Feb 3, 2011	201180066734.4					
EP	Feb 3, 2011	11857629.7					
IN	Feb 3, 2011	6492/DELNP/2013					
JP	Feb 3, 2011	2013-552507					
KR	Feb 3, 2011	10-2013-7021853					
US	Feb 3, 2011	13/983,174	US20130324391				
WO	Feb 3, 2011	PCT/US2011/023585	WO2012105978				
CN	Apr 18, 2011	2.0118E+11					
EP	Apr 18, 2011	11863978.0					
IN	Apr 18, 2011	9839/DELNP/2013					
JP	Apr 18, 2011	2014-506368					
KR	Apr 18, 2011	10-2013-7030542					
US	Apr 18, 2011	14/112,075					
WO	Apr 18, 2011	PCT/US2011/032849	WO2012144974				
JP	Sep 30, 2010	2013-531540					
US	Sep 30, 2010	13/876,928	US20130196245				
US	Feb 22, 2013	13/818,366	US2013157169				
CN	Jun 23, 2011	201180071824.2					
EP	Jun 23, 2011	11868365.5					
IN	Jun 23, 2011	9462/DELNP/2013					
JP	Jun 23, 2011						
KR	Jun 23, 2011	10-2013-7031645					
US	Jun 23, 2011	14/123,666					
WO	Jun 23, 2011	PCT/US2011/041548	WO2012177255				
WO	Jan 4, 2012	PCT/US2012/0120168	WO2013103338				
WO	Jan 24, 2012	PCT/US2012/000039	WO2013112119				
CN	Dec 23, 2010	201080070871.0					
EP	Dec 23, 2010	10860954.6					
JP	Dec 23, 2010	2013-546083					
KR	Dec 23, 2010	10-2013-7016943					
US	Dec 23, 2010	13/261,678					
WO	Dec 23, 2010	PCT/US2010/003240	WO2012087265				
CN	Mar 11, 2011	201180069066.0					
EP	Mar 11, 2011	11861302.5					
IN	Mar 11, 2011	7380/DELNP/2013					
JP	Mar 11, 2011	2013-557699			Jan 16, 2015	5680770	
KR	Mar 11, 2011	10-2013-7022741					
US	Mar 11, 2011	14/000,922					
WO	Mar 11, 2011	PCT/US2011/028060	WO2012125138				
CN	Apr 25, 2011	201180070382.X					
EP	Apr 25, 2011	11864594.4					
IN	Apr 25, 2011	8146/DELNP/2013					
JP	Apr 25, 2011	2014-508320					
KR	Apr 25, 2011	10-2013-7027382					
US	Apr 25, 2011	14/113,223					
WO	Apr 25, 2011	PCT/US2011/033747	WO2012148376				
CN	Jun 8, 2011	201180071441.5					
EP	Jun 8, 2011	11867235.1					
IN	Jun 8, 2011	10582/DELNP/2013					
JP	Jun 8, 2011	2014-514436					
KR	Jun 8, 2011						
US	Nov 26, 2013	14/122,546					
WO	Jun 8, 2011	PCT/US2011/001030	WO2012169992				
CN	Jan 19, 2011	201180065627.X					
EP	Jan 19, 2011	11856115.8					
IN	Jan 19, 2011	6315/DELNP/2013					
JP	Jan 19, 2011	2013-550457					
JP	Jan 19, 2011	2015-2763					
KR	Jan 19, 2011	10-2013-7020627					
US	Jan 19, 2011	13/979,416					
WO	Jan 19, 2011	PCT/US2011/021703	WO2012099583				
CN	Apr 26, 2011	201180070387.2					
EP	Apr 26, 2011	11864203.2					
IN	Apr 26, 2011	8147/DELNP/2013					
JP	Apr 26, 2011	2014-508321					
KR	Apr 26, 2011	10-2013-7027359					
US	Apr 26, 2011	14/113,617					
WO	Apr 26, 2011	PCT/US2011/033848	WO2012148378				
CN	Aug 18, 2011	201180072918.1					
EP	Aug 18, 2011	11870877.5					
IN	Aug 18, 2011	273/DELNP/2014					
JP	Aug 18, 2011	2014-525979					
KR	Aug 18, 2011	10-2014-7004144					
US	Aug 18, 2011	14/239,149	US20140212788				

WO	Aug 18, 2011	PCT/US2011/048172	WO2013025216			
CN	Feb 3, 2011	201180066740.X				
EP	Feb 3, 2011	11 857 593.5				
IN	Feb 3, 2011	5796/DELNP/2013				
JP	Feb 3, 2011	2013-552505				
KR	Feb 3, 2011	10-2013-7020197				
US	Feb 3, 2011	13/976,105	US20130273448			
WO	Feb 3, 2011	PCT/US2011/023559	WO2012105975			
CN	Feb 22, 2011	201180068250.3				
EP	Feb 22, 2011	11859588.3				
IN	Feb 22, 2011	5793/DELNP/2013				
JP	Feb 22, 2011	2013-555400				
KR	Feb 22, 2011	10-2013-7020538				
US	Feb 22, 2011	14/000,636				
WO	Feb 22, 2011	PCT/US2011/025693	WO2012115624			
CN	Oct 23, 2013	201180070348.2				
EP	Feb 25, 2011	11859240.1				
IN	Aug 8, 2013	7109/DELNP/2013				
JP	Aug 23, 2013	2013-555397				
KR	Sep 23, 2013	10-2013-7024900				
US	Aug 22, 2013	13/261,721				
WO	Feb 25, 2011	PCT/US2011/000349	WO2012115605			
WO	Jun 18, 2012	PCT/US2012/042884	WO2013191674			
CN	Dec 9, 2011	201180075380.X				
EP	Dec 9, 2011	11877176.5				
IN	Dec 9, 2011	2671/DELNP/2014				
JP	Dec 9, 2011	2014-545868				
KR	Dec 9, 2011	10-2014-7012035				
US	Dec 9, 2011	14/363,567				
WO	Dec 9, 2011	PCT/US2011/064051	WO2013085530			
WO	Aug 30, 2012	PCT/US2012/053086	WO2014035395			
WO	Dec 21, 2012	PCT/US2012/071391	WO2014098910			
WO	Dec 21, 2012	PCT/US2012/071358	WO2014098907			
WO	Oct 22, 2012	PCT/US2012/061286	WO2014065777			
US	Dec 5, 2012	13/705,448	US20140154605			
WO	Dec 2, 2013	PCT/US2013/072550	WO2014088927			
CN	Dec 1, 2011	2.0118E+11				
IN	Dec 1, 2011	2620/DELNP/2014				
KR	Dec 1, 2011	10-2014-7012043				
WO	Dec 1, 2011	PCT/US2011/062855	WO2013081618			
CN	Apr 23, 2012	2.0128E+11				
US	Apr 23, 2012	14/396,001				
WO	Apr 23, 2012	PCT/US2012/034664	WO2013162499			
WO	Jul 10, 2012	PCT/US2012/046028	WO2014011152			
WO	Dec 18, 2012	PCT/US2012/070287	Not published			
CN	Jul 20, 2012	2.0128E+11				
US	Jul 20, 2012	14/414,862				
WO	Jul 20, 2012	PCT/US2012/047509	WO2014014471			
WO	Apr 10, 2012	PCT/US2012/032829	WO2013085563			
CN	Jan 5, 2012	2.0128E+11				
EP	Jan 5, 2012	12864235.2	2801121			
JP	Jan 5, 2012	2014-551225				
US	Jan 5, 2012	14/370,468				
WO	Jan 5, 2012	PCT/US2012/020265	WO2013103345			
WO	Sep 7, 2012	PCT/US2012/054102	WO2014039048			
WO	Jun 8, 2012	PCT/US2012/041523	WO2013184122			
CN	Jul 10, 2012	2.0128E+11				
EP	Jul 10, 2012	12881101.5				
US	Jul 10, 2012	14/413410				
WO	Jul 10, 2012	PCT/US2012/046042	WO2014011153			
CN	Jun 10, 2013	2.0138E+11				
KR	Jun 10, 2013	10-2015-7000446				
US	Jun 13, 2012	13/495,353	US20130337363			
WO	Jun 10, 2013	PCT/US2013/044912	WO2013188264			
WO	Jan 16, 2014	PCT/US2014/011809	Not published			
CN	May 24, 2012	2.0128E+11				
EP	May 24, 2012	12877177.1				
KR	May 24, 2012	10-2014-7035706				
US	May 24, 2012	14/403,146				
WO	May 24, 2012	PCT/US2012/039232	WO2013176668			
CN	Jun 5, 2012	201280073730.3				
EP	Jun 5, 2012	12881003.3				
KR	Jun 5, 2012	10-2014-7036870				
US	Jun 5, 2012	14/405,136				
WO	Jun 5, 2012	PCT/US2012/040848	WO2014011140			
WO	Sep 6, 2012	PCT/US2012/053827	WO2014039038			

WO	Nov 9, 2012	PCT/US2012/064304	WO2014074101	May 15, 2014		
WO	Jan 8, 2013	PCT/US2013/020606				
WO	Sep 30, 2013	PCT/US2013/062572	Not published			
CN	Jun 3, 2013	2.0138E+11				
EP	Jun 3, 2013	13800063.3				
KR	Jun 3, 2013	10-2014-7036931				
US	Jun 5, 2012	13/489,452	US20130323623			
WO	Jun 3, 2013	PCT/US2013/43832	WO2013184547			
US	Apr 24, 2012	13/454,270	US2013280640			
CN	Jul 19, 2012	2.0128E+11				
US	Jul 19, 2012	14/413,684				
WO	Jul 19, 2012	PCT/US2012/047386	WO2014014463			
US	Apr 29, 2013	13/872,237	US2014322621			
WO	Apr 22, 2014	PCT/US2014/034852	WO2014179098			
WO	Aug 28, 2012	PCT/US2012/052589	WO2014035371			
WO	Oct 26, 2012	PCT/US2012/062057	WO2014065807			
CN	Aug 16, 2013	201310357771.1				
EP	Aug 5, 2013	13179279.8				
JP	Aug 15, 2013	2013-168761		Dec 19, 2014	5667259	
KR	Aug 2, 2013	10-2013-91862				
US	Aug 17, 2012	13/588,066	US2014051011			
WO	Aug 6, 2013	PCT/US2013/053692				
WO	Mar 21, 2014	PCT/US2014/031417	Not published			
CN	Jan 21, 2013	201380025115.X				
EP	Jan 21, 2013	13790011.4				
IN	Jan 21, 2013	9536/DELNP/2014				
JP	May 15, 2012	2012-111402	JP2013239331			
KR	Jan 21, 2013	10-2014-7031726				
US	Jan 21, 2013	14/400661				
WO	Jan 21, 2013	PCT/JP2013/051083	WO2013172050			
WO	Dec 9, 2013	PCT/US2013/073829	Not published			
WO	Dec 21, 2012	PCT/US2012/071405	WO2014084850	Jun 5, 2014		
US	Jul 25, 2013	13/950,630	US20150030964			
WO	Jul 19, 2013	PCT/US2013/051200	WO2015009311			
WO	Dec 3, 2012	PCT/US2012/067574				
WO	Nov 30, 2012	PCT/US2012/067333				
WO	Nov 7, 2012	PCT/JP2012/079446	WO2014073114			
CN	Nov 16, 2011	2.0118E+11				
DE	Nov 16, 2011	1.12011E+11				
JP	Feb 1, 2011	JP2011-20129	WO2012105107			
JP	Feb 1, 2011	2012-555692				
KR	Nov 16, 2011	2013-7020331				
US	Nov 16, 2011	13/982,782	US20140178575			
WO	Nov 16, 2011	PCT/JP2011/076441	WO2012105107			
WO	Mar 20, 2014	PCT/US2014/031273	Not published			
JP	Sep 27, 2005	2007-533628		Nov 26, 2010	4633799	
US	Nov 15, 1996	08/751,543		Nov 24, 1998	5840414	
US	Jun 23, 1995	08/494,132		Dec 23, 1997	5700595	
US	Oct 22, 1997	08/956,120		Dec 29, 1998	5853909	
US	Oct 21, 1998	09/176,355		Dec 26, 2000	6165634	
US	Jul 23, 1998	09/121,756		Feb 13, 2001	6187466	
DE	Jun 25, 1996	96924484.7		May 3, 2000	0835531	
JP	Jun 25, 1996	9-505326		Oct 6, 2006	3862756	
US	Jun 30, 1995	08/497,674		Apr 2, 1996	5503944	
JP	Mar 9, 2000	2000-604474		Apr 22, 2011	4726301	
US	Feb 8, 2002	10/071,626		Apr 20, 2004	6723461	
US	May 5, 1995	08/435,693		Mar 4, 1997	5607786	
JP	Jun 24, 1999	2000-556407		Sep 17, 2010	4590098	
DE	Jun 22, 2001	601 35 914.3-08		Sep 24, 2008	601 35 914.3-08	
IN	Jun 22, 2001	IN/PCT/2002/01284/DEL		Jan 13, 2011	245327	
JP	Jun 22, 2001	2002-513038		Mar 30, 2012	4959902	
KR	Jun 22, 2001	10-2002-7017973		Sep 7, 2007	10-0758782	
US	Jul 13, 2000	09/615,231		Apr 9, 2002	6368737	
US	Jun 5, 1998	09/092,193		Aug 15, 2000	6103410	
US	Jul 28, 1998	09/123,709		Jul 25, 2000	6093500	
US	Jul 28, 1998	09/525,728		Feb 11, 2003	6519510	
US	Oct 7, 2002	10/266,065		Aug 30, 2005	6936360	
US	Nov 30, 1998	09/201,262		Nov 6, 2001	6312842	
US	Aug 27, 1998	09/141,086		Oct 23, 2001	6306530	
US	Dec 28, 1998	09/221,338		Jan 9, 2001	6171718	
US	Aug 25, 1998	09/139,314		Apr 11, 2000	6048635	
US	Dec 3, 1999	09/454,020		Jun 11, 2002	6403247	
US	May 28, 1999	09/322,733		Jun 19, 2001	6248462	
US	Oct 30, 1998	09/182,959		Feb 1, 2000	6020083	
US	Oct 8, 1998	09/168,511		Apr 11, 2000	6048383	

US	Apr 20, 1999	09/295,732			Mar 27, 2001	6207308
US	Mar 8, 1999	09/265,139			Dec 24, 2002	6497971
US	Feb 3, 1999	09/243,225			May 29, 2001	6238817
US	Feb 3, 1999	09/769,598			Jun 3, 2003	6572992
EP	Jun 16, 1999	99928696.6	EP 1116293			
JP	Jun 16, 1999	2000-555312			Jan 21, 2011	4669610
JP	Jun 16, 1999	2009-289906			Jan 28, 2011	4672080
KR	Jun 16, 1999	2000-7014150			Jul 18, 2006	10-0604291
US	Mar 6, 2003	10/383,791			Oct 17, 2006	RE39348 6197442
DE	Dec 17, 1999	199 83 846.1				
US	Dec 23, 1998	09/220,472			Dec 12, 2000	6159628
US	Jun 15, 2001	09/882,750			Dec 9, 2003	6660422
US	Dec 23, 1998	09/220,470			Sep 26, 2000	6124054
US	Oct 20, 2003	10/689,238			Dec 21, 2004	6833211
DE	Aug 30, 2000	10085464.8			Sep 10, 2009	0085464
JP	Aug 30, 2000	2001-520495				
US	Sep 2, 1999	09/389,117			Jul 10, 2001	6258476
US	Jul 22, 1999	10/037,195			Sep 21, 2004	6794073
US	Aug 27, 2001	09/940,198			Sep 9, 2003	6617068
US	May 29, 2001	09/866,994			Mar 25, 2003	6537351
US	Jul 20, 1999	09/357,259			Nov 27, 2001	6322915
US	Oct 14, 1999	09/417,816			Jun 5, 2001	6242118
US	Dec 19, 2000	09/740,499			Oct 14, 2003	6632556
JP	Sep 27, 2002	2003-531547			Nov 12, 2010	4624670
US	Apr 6, 2000	09/544,103			Sep 17, 2002	6451466
US	Sep 27, 2001	09/966,978			Aug 12, 2003	6605378
US	Sep 20, 2000	09/666,736			May 14, 2002	6387557
US	Jun 22, 2000	09/602,361			Jun 4, 2002	6399231
JP	Sep 9, 2003	2004-536373			Oct 29, 2010	4617159
JP	Apr 5, 2002	2002-579363			Jan 14, 2011	4663960
US	Apr 5, 2001	09/826,739			Jul 22, 2003	6596426
US	Nov 28, 2001	10/722,946			Aug 21, 2007	7258945
DE	Dec 15, 2000	100 85 386.2			Aug 22, 2013	10085386
JP	Dec 15, 2000	2001-545386				
US	Dec 8, 2000	09/733,133			Aug 24, 2004	6780533
US	Dec 22, 2000	09/748,037			Jan 27, 2004	6682835
CN	Nov 19, 2003	200380104251.4			Jul 29, 2009	ZL2003801042 51.4
DE	Nov 19, 2003	103 93 774.9				
IN	Nov 19, 2003	1794/DELNP/2005			Mar 31, 2011	247361
JP	Nov 19, 2003	2004-555546			May 27, 2011	4750420
KR	Nov 19, 2003	10-2005-7008424			Dec 5, 2011	10-1092830
US	Nov 26, 2002	10/305,300			Feb 22, 2005	6858336
US	Jul 26, 2000	09/625,948			May 21, 2002	6391485
US	Jul 28, 2000	09/627,989			Jul 9, 2002	6416892
JP	Dec 14, 2000	2001-547685				
US	Dec 30, 2002	10/331,421			Feb 15, 2005	6855453
US	Oct 28, 2002	10/282,311			Jul 5, 2005	6913845
DE	Dec 13, 2001	101 97 086.2				
JP	Dec 13, 2001	2002-558351			Aug 14, 2009	4357836
US	Nov 26, 2002	10/305,301			May 3, 2005	6887599
US	Nov 26, 2002	11/073,207			Aug 12, 2008	7410712
DE	Jan 4, 2002	102 97 626.0	(no English case)		Apr 18, 2013	10297626
JP	Jan 4, 2002	2003-561024	(no English case)		Jun 13, 2008	4137796
US	Jan 25, 2001	11/231,285			Jul 31, 2007	7250229
US	Apr 24, 2002	10/754,298			Jun 3, 2008	7381491
CN	Oct 23, 2001	018182186.6			Nov 22, 2006	ZL01818218.6
IN	Oct 23, 2001	581/DELNP/2003			Aug 24, 2010	242378
JP	Oct 23, 2001	2002-540230			Jul 31, 2009	4350944
KR	Oct 23, 2001	10-2003-7005415			Feb 5, 2008	10-0803895
US	Nov 2, 2000	09/704,891			May 27, 2003	6569549
DE	Feb 11, 2002	102 96 380.0				
JP	Feb 11, 2002	2002-568448			Jun 25, 2010	4538190
US	Feb 26, 2001	09/793,175			May 6, 2003	6558827
US	Dec 29, 2000	09/751,591			Oct 29, 2002	6472095
US	Dec 6, 2000	09/731,307			Feb 18, 2003	6521367
US	Dec 19, 2000	09/741,279			Sep 24, 2002	6455183
US	Nov 26, 2003	10/723,081			Mar 21, 2006	7014933
DE	Jan 8, 2002	102 95 887.4			Mar 1, 2012	10295887
JP	Jan 8, 2002	2002-560222			Feb 20, 2009	4263912
US	Jan 25, 2001	09/770,042			Feb 4, 2003	6514635
JP	Nov 13, 2001	2002-550331			Jan 22, 2010	4445199
US	Dec 13, 2000	09/736,098			May 21, 2002	6393354
DE	Sep 14, 2001	101 96 645.8				
JP	Sep 14, 2001	2002-528859			Apr 5, 2013	5238117

US	Dec 13, 2000	09/736,105		Jun 4, 2002	6399234	
DE	Mar 4, 2005	05 724 709.0		Jul 27, 2011	05724709	
IN	Mar 4, 2005	4949/DELNP/2006				
JP	Mar 4, 2005	2007-506190		Dec 16, 2011	4887285	
KR	Mar 4, 2005	10-2006-7020601		Jun 22, 2012	10-1161041	
US	Apr 1, 2004	10/816,403				
US	Feb 7, 2001	09/778,513		Jul 1, 2003	6586123	
US	Oct 11, 2001	09/975,601		Nov 11, 2003	6645650	
JP	Feb 25, 2004	2006-508827		Aug 5, 2011	4796957	
US	Feb 25, 2003	10/373,619		May 9, 2006	7041403	
US	Feb 25, 2004	10/558,982		Sep 21, 2010	7799476	
US	May 15, 2002	10/146,606		May 13, 2003	6562503	
CN	May 14, 2002	028133218		Feb 14, 2007	ZL 02813321.8	
DE	May 14, 2002	027369420		Jun 30, 2010	602 36 867.7-08	
IN	May 14, 2002	2030/DELNP/2003		Mar 30, 2009	233518	
JP	May 14, 2002	2003-502908		Oct 8, 2010	4601952	
KR	May 14, 2002	10-2003-7015509		Aug 7, 2008	10-0852337	
US	Jun 1, 2001	09/872,957		Oct 21, 2003	6635370	
US	May 8, 2002	10/141,612		Jul 20, 2004	6764786	
DE	Dec 14, 2001	101 97 106.0				
JP	Dec 14, 2001	2002-554895		Feb 2, 2007	3911479	
US	Dec 29, 2000	09/751,600		Nov 26, 2002	6485857	
US	Jun 17, 2002	10/171,854		Oct 10, 2006	7118819	
US	Oct 20, 2005	11/254,203		Mar 2, 2010	7670702	
US	Oct 20, 2005	11/254,202		Feb 6, 2007	7172647	
US	Dec 28, 2001	10/036,181		Sep 21, 2004	6794077	
KR	Jan 7, 2003	10-2004-7010704		Feb 12, 2010	10-0943626	
US	Jan 11, 2002	10/043,791		Sep 28, 2004	6797421	
US	Apr 20, 2001	09/838,877		Dec 17, 2002	6495280	
JP	Jul 18, 2002	2004-502379		Mar 11, 2011	4700339	
US	Aug 2, 2001	09/920,914		Feb 24, 2004	6696193	
US	Dec 12, 2001	10/021,717		Dec 23, 2003	6667125	
US	Aug 30, 2004	10/930,364		Apr 10, 2007	7201988	
DE	Nov 17, 2004	4811433.4		Oct 2, 2013	6.02004E+11	
EP	Nov 17, 2004	4811433.4		Oct 2, 2013	1692736	
JP	Nov 17, 2004	2006-541375				
US	Nov 19, 2003	10/717,089		Aug 8, 2006	7087329	
JP	Sep 6, 2002	2003-527826		Jan 22, 2010	4443220	
US	Sep 7, 2001	09/948,353		Jun 3, 2003	6572995	
US	Nov 26, 2003	10/723,200		May 2, 2006	7037612	
US	May 30, 2002	10/160,384		Jan 11, 2005	6841278	
US	Jan 25, 2002	10/057,233		Aug 10, 2004	6773840	
DE	Dec 18, 2002	102 97 593.0				
JP	Dec 18, 2002	2003-558948		Feb 3, 2012	4916088	
US	Dec 27, 2001	10/034,884		Jun 8, 2004	6746982	
US	Apr 1, 2002	10/114,551		Jun 1, 2004	6743542	
US	Mar 18, 2002	10/102,386		Apr 6, 2004	6716547	
US	Mar 12, 2002	10/095,691		Aug 17, 2004	6777119	
US	Jul 22, 2003	10/624,190		Jan 17, 2006	6986959	
DE	Dec 11, 2003	103 94 016.2				
JP	Dec 11, 2003	2004-565404		Jan 7, 2011	4656947	
US	Dec 26, 2002	10/329,874		Jan 4, 2005	6838199	
US	Oct 31, 2002	10/285,236		Jun 27, 2006	7067209	
US	Mar 20, 2002	10/103,584		Mar 23, 2004	6709777	
US	Oct 21, 2002	10/274,747		Jan 11, 2005	6841283	
US	Nov 26, 2003	10/723,502		Oct 10, 2006	7118820	
DE	Jun 23, 2003	103 92 873.1				
JP	Jun 23, 2003	2004-517767		Dec 10, 2010	4643256	
US	Jun 26, 2002	10/180,393		Dec 28, 2004	6835479	
US	Mar 28, 2003	10/402,808		Jan 23, 2007	7166263	
US	Mar 28, 2003	11/605,515		Nov 3, 2009	7612011	
JP	Sep 15, 2003	2004-536614		Nov 19, 2010	4630064	
US	Sep 16, 2002	10/244,495		Dec 12, 2006	7147945	
US	Dec 31, 2003	10/750,609		Apr 10, 2007	7201992	
BR	Feb 25, 2003	PI0308072-2				
CN	Feb 25, 2003	03804776.4		Mar 12, 2008	ZL 03804776.4	
DE	Feb 25, 2003	03721297.4		Apr 9, 2008	1479123	
FR	Feb 25, 2003	03721297.4		Apr 9, 2008	1479123	
GB	Feb 25, 2003	037212974		Apr 9, 2008	1479123	
JP	Feb 25, 2003	2003-572124		Aug 29, 2008	4178112	
KR	Feb 25, 2003	10-2004-70131		Apr 8, 2011	10-1029506	
US	Feb 27, 2002	10/083,606		Oct 18, 2005	6955861	
DE	Jun 17, 2004	11 2004 001 104.3				
JP	Jun 17, 2004	2006-517416		Feb 18, 2011	4684224	
US	Jun 19, 2003	10/465,006		Jul 12, 2005	6916571	

JP	Nov 21, 2003	2004-557248		Nov 12, 2010	4624799	
US	Dec 4, 2002	10/309,971		Mar 22, 2005	6869709	
JP	Mar 18, 2004	2006507408		Jan 13, 2012	4903557	
US	Mar 25, 2003	10/396,894		Jun 6, 2006	7056609	
US	May 1, 2002	10/137,843		Aug 17, 2004	6777115	
DE	Nov 18, 2003	103 93 945.8				
JP	Nov 18, 2003	2004-565011		Nov 26, 2010	4633473	
US	Dec 20, 2002	10/325,237		Aug 25, 2009	7579100	
US	Jul 2, 2003	10/612,688		Jun 20, 2006	7063907	
US	Mar 18, 2009	13/256,290	US20120003560			
DE	Feb 4, 2004	11 2004 000 247.8				
JP	Feb 4, 2004	2006-503358		Dec 2, 2011	4875485	
US	Feb 6, 2003	10/361,120		Jan 17, 2006	6986958	
US	Aug 27, 2003	10/649,244		Jul 7, 2009	7556874	
DE	Aug 12, 2003	103 93 148.1				
JP	Aug 12, 2003	2004-530987		Jul 15, 2011	4782419	
US	Aug 21, 2002	10/225,527		Nov 30, 2004	6824901	
US	Oct 27, 2003	10/694,694		Jun 27, 2006	7067214	
DE	Sep 17, 2003	103 93 478.2				
IN	Sep 17, 2003	1127/DELNP/2005		Feb 21, 2011	246213	
JP	Sep 17, 2003	2004-543338		Feb 25, 2011	4691360	
KR	Sep 17, 2003	10-2005-7005135		Mar 21, 2011	10-1025386	
KR	Sep 17, 2003	10-2010-7022218		Jul 16, 2012	10-1167796	
US	Oct 10, 2002	10/960,843		Aug 2, 2005	6924056	
US	Jun 28, 2002	10/186,501		Mar 8, 2005	6864000	
US	Mar 17, 2003	10/390,439		Jan 6, 2004	6673481	
JP	Aug 21, 2003	2004-534309		Feb 10, 2011	4679148	
KR	Aug 21, 2003	10-2005-7003682		Nov 2, 2011	10-1081712	
US	Sep 4, 2002	10/235,074		Sep 26, 2006	7112386	
US	Dec 28, 2004	12/513,701	US20110244340			
US	Jan 3, 2008	12/863,159				
US	Dec 23, 2003	10/744,880		Nov 11, 2008	7449260	
US	May 5, 2003	10/429,352		Sep 26, 2006	7112379	
US	Oct 15, 2003	10/685,758		Nov 1, 2005	6959730	
JP	Mar 26, 2004	2006-509360		Feb 18, 2011	4686449	
US	Apr 3, 2003	10/406,453		Dec 20, 2005	6977121	
US	Jul 15, 2003	10/619,406		Sep 26, 2006	7112384	
DE	Dec 20, 2005	11 2005 003 296.5				
JP	Dec 20, 2005	2007-548438		Jul 20, 2012	5043679	
KR	Dec 20, 2005	10-2007-7016020		Jul 24, 2012	10-1169828	
US	Dec 27, 2004	11/023,148		Oct 28, 2008	7442453	
US	Dec 15, 2003	10/736,945		Jan 25, 2011	7875397	
US	Aug 18, 2006	11/506,686		Dec 13, 2011	8076039	
CN	Jul 29, 2004	200480029180.00		Apr 22, 2009	ZL2004800291 80.0	
DE	Jul 29, 2004	04 779 682.6		Nov 21, 2012	6.02004E+11	
EP	Jul 29, 2004	04 779 682.6		Nov 21, 2012	1665427	
IN	Jul 29, 2004	1123/DELNP/2006				
KR	Jul 29, 2004	10-2006-7002506		Mar 16, 2012	10-1129937	
US	Aug 6, 2003	10/635,779		Jan 10, 2006	6984464	
US	Aug 6, 2003	11/289,196		Nov 28, 2006	7141324	
US	Apr 24, 2009	12/386,950		Oct 2, 2012	8277991	
US	Apr 24, 2009	12/386,953				
US	May 4, 2009	12/387,515		Mar 27, 2012	8142950	
US	Sep 13, 2010	12/880,493		Dec 21, 2010	7855020	
US	Mar 19, 2004	10/804,342		Dec 16, 2008	7465510	
DE	Dec 21, 2004	11 2004 002 566.4				
JP	Dec 21, 2004	2006-547352		Oct 7, 2011	4838729	
US	Dec 13, 2006	11/638,147		Apr 26, 2011	7931996	
US	Nov 15, 2002	29/171,076		Jul 6, 2004	D492650	
CN	Oct 5, 2004	200480036393.6		Nov 4, 2009	ZL2004800363 93.6	
DE	Oct 5, 2004	112004001904.4				
IN	Oct 5, 2004	2489/DELNP/2006				
JP	Oct 5, 2004	2006534269				
KR	Oct 5, 2004	10-2006-7007672		Feb 15, 2012	10-1119379	
US	Oct 7, 2003	10/681,493		May 9, 2006	7041405	
US	Sep 27, 2004	10/950,714		Jul 25, 2006	7081313	
US	Sep 22, 2003	10/666,566		Sep 19, 2006	7108929	
US	Oct 29, 2004	10/976,486		Nov 10, 2009	7617062	
US	Sep 5, 2003	10/656,529		May 23, 2006	7049018	
US	Nov 5, 2003	10/702,181		Jul 18, 2006	7078118	
CN	Feb 15, 2005	200580006580.4		Jun 8, 2011	ZL2005800065 80.4	
KR	Feb 15, 2005	10-2006-7016702		Oct 24, 2012	10-1196076	
US	Mar 4, 2004	10/795,181		Mar 24, 2009	7507494	

KR	Nov 30, 2005	10-2007-7013532				
US	Dec 16, 2004	11/016,260		Oct 31, 2006	7128992	
US	Jun 30, 2006	11/480,123		May 5, 2009	7527886	
US	Nov 5, 2004	10/981,183		Jul 15, 2008	7399547	
US	Jan 27, 2004	10/765,735		Nov 6, 2007	7291416	
US	Oct 31, 2003	10/698,659		Nov 15, 2011	8057847	
JP	Oct 12, 2004	2006-535614		May 13, 2011	4739220	
JP	Oct 12, 2004	2006-535612		May 27, 2011	4750709	
US	Oct 16, 2003	10/687,010		Sep 19, 2006	7108937	
US	Dec 28, 2004	11/722,862	US20080096090			
US	Jan 22, 2004	10/763,793		Aug 8, 2006	7087330	
JP	Oct 14, 2004	2006-536674		Apr 28, 2011	4734253	
US	Oct 23, 2003	10/691,793		Nov 14, 2006	7135247	
DE	Sep 22, 2004	11 2004 001 762.9				
US	Sep 23, 2003	10/669,273		Jan 31, 2006	6991864	
US	Nov 14, 2005	11/274,240		Sep 7, 2010	7790303	
US	Jul 16, 2010	12/804,220		Jun 7, 2011	7955746	
US	Nov 24, 2004	10/996,512		Oct 16, 2007	7282287	
US	Dec 29, 2004	11/027,333		Aug 12, 2008	7410619	
US	Oct 31, 2005	11/794,599		Aug 10, 2010	7771663	
US	Dec 12, 2003	10/734,835		Jun 12, 2007	7229711	
US	May 4, 2004	10/838,816		Jun 8, 2010	7732073	
US	Mar 16, 2004	10/802,026		Jul 10, 2007	7241526	
US	Jul 23, 2007	11/880,505		May 11, 2010	7713648	
DE	Dec 28, 2005	05858766.8		Nov 5, 2014	1977463	
EP	Dec 28, 2005	05858766.8		Nov 5, 2014	1977463	
GB	Dec 28, 2005	05858766.8		Nov 5, 2014	1977463	
EP	Dec 28, 2005	13160201.3	EP2608301			
JP	Dec 28, 2005	2008-548489		Aug 10, 2012	5061121	
KR	Dec 28, 2005	10-2008-7014392		Mar 7, 2011	10-1022111	
US	Dec 28, 2005	12/094,476	US20080292938			
US	Jun 2, 2004	10/859,014		Sep 30, 2008	7429429	
US	Jan 27, 2004	10/765,737		Oct 5, 2010	7807302	
US	Sep 25, 2008	13/059,658		Sep 16, 2014	8835067	
CN	Apr 7, 2006	2006680054132.6		Oct 19, 2011	ZL200680054132.6	
JP	Apr 7, 2006	2009-504172		Nov 16, 2012	5135323	
US	Apr 7, 2006	12/224,978				
US	Jan 10, 2006	12/096,828		Jun 5, 2012	8192883	
US	May 2, 2012	13/462,058		Nov 27, 2012	8318369	
CN	Dec 21, 2006	200680056721.8		Nov 16, 2011	ZL200680056721.8	
EP	Dec 21, 2006	06 845 997.3				
JP	Dec 21, 2006	2009-542740		May 2, 2013	5261399	
KR	Dec 21, 2006	10-2009-7014139		May 4, 2012	10-1145597	
US	Dec 21, 2006	12/448,400		Jan 15, 2013	8354197	
US	May 12, 2006	11/433,075		Dec 27, 2011	8084161	
US	Oct 22, 2008	13/126,054				
US	Mar 30, 2006	13/397,950		Nov 19, 2013	8586257	
US	Nov 4, 2004	10/982,628		May 2, 2006	7038329	
CN	Dec 15, 2005	200580045039.4		Nov 7, 2012	ZL200580045039.4	
DE	Dec 15, 2005	112005003309.0				
JP	Dec 15, 2005	2007-549442		Oct 26, 2012	5117861	
KR	Dec 15, 2005	10-2007-7014416		Mar 15, 2013	10-1246531	
US	Dec 29, 2004	11/027,332		Mar 17, 2009	7504170	
US	Sep 19, 2005	11/230,066		Aug 25, 2009	7579098	
US	Nov 28, 2006	11/604,411		Dec 29, 2009	7638217	
US	Sep 26, 2008	12/284,904		May 22, 2012	8182954	
KR	May 7, 2008	10-2010-7020860				
US	May 7, 2008	12/735,672				
DE	Jun 14, 2005	112005001378.2				
JP	Jun 14, 2005	2007-516633				
US	Jun 14, 2004	10/867,305		Jan 6, 2009	7473485	
IN	Dec 29, 2004	3514/DELNP/2007		Dec 23, 2013	258258	
KR	Dec 29, 2004	10-2007-7012371		Mar 11, 2011	10-1023584	
US	Dec 29, 2004	11/718,258				
US	Dec 29, 2005	12/094,520		Nov 8, 2011	8053138	
US	Jul 25, 2006	12/301,526	US2009155636			
JP	Dec 29, 2005	2008-548481				
US	Dec 29, 2005	12/087,036		Oct 29, 2013	8568943	
US	Dec 29, 2005	14/028,397		Dec 30, 2014	8921010	
US	Sep 23, 2008	13/057,609				
JP	Apr 15, 2005	2008-506428		Nov 2, 2012	5122440	
KR	Apr 15, 2005	10-2007-7025414		Feb 14, 2013	10-1235428	
US	Apr 15, 2005	11/918,624		Jan 12, 2010	7645531	

US	Dec 28, 2004	11/025,437		May 9, 2006	7041408	
US	Dec 28, 2006	12/448,628		Jul 12, 2011	7976997	
US	Jul 15, 2005	11/988,700		Jan 18, 2011	7871732	
JP	Apr 7, 2006	2009-504171		Dec 7, 2012	5148595	
US	Apr 7, 2006	12/225,856		Feb 28, 2012	8124290	
US	Dec 29, 2006	12/517,291	20100086817			
CN	Apr 8, 2008	200880128644.1		Feb 5, 2014	ZL200880128644.1	
JP	Apr 8, 2008	2011-503954				
KR	Apr 8, 2008	10-2010-7021284		May 10, 2013	10-1265403	
US	Apr 8, 2008	12/922,956				
US	Dec 29, 2006	12/448,666	20100040914			
KR	Dec 23, 2005	10-2008-7013813		Nov 5, 2012	10-1200144	
US	Dec 23, 2005	12/154,639		Jul 12, 2011	7976992	
CN	Oct 27, 2005	200580052390.6		Jun 13, 2012	ZL200580052390.6	
EP	Oct 27, 2005	05820917.2				
JP	Oct 27, 2005	2008-537674		Nov 16, 2012	5132567	
KR	Oct 27, 2005	10-2008-7012068		Apr 12, 2013	10-1256254	
US	Oct 27, 2005	12/090,513		Oct 16, 2012	8288054	
US	Dec 30, 2005	12/159,091		Dec 13, 2011	8076037	
US	Oct 29, 2009	12/598,051				
EP	Oct 6, 2006	06816543.0				
US	Jul 5, 2011	13/176,309		Dec 9, 2014	8906448	
EP	Mar 2, 2007	07004298.1				
US	Mar 2, 2007	12/156,798				
US	Dec 29, 2005	12/087,088		Jun 25, 2013	8470480	
US	Dec 29, 2005	13/869,384	US2013230786	Jul 8, 2014	8771885	
CN	Dec 29, 2006	200680049776.6		Apr 10, 2013	ZL200680049776.6	
DE	Dec 29, 2006	06 849 079.6		Aug 29, 2012	6.02006E+11	
EP	Dec 29, 2006	06 849 079.6		Aug 29, 2012	1994595	
JP	Dec 29, 2006	2008-548773		Feb 1, 2013	5189500	
KR	Dec 29, 2006	10-2008-7016793		Jan 29, 2014	10-1359302	
US	Dec 13, 2006	11/638,731		Jul 5, 2011	7972740	
US	Dec 30, 2005	12/928,854		Jul 31, 2012	8232016	
DE	Dec 30, 2005	05858765.0		Jan 22, 2014	6.02005E+11	
EP	Dec 30, 2005	05858765.0		Jan 22, 2014	1977470	
KR	Dec 30, 2005	10-2008-7016656				
US	Dec 30, 2005	12/086,947				

Annex B: Existing Licenses and Existing Licensees

[disclosure schedule redacted]

Annex C: Agreement between UTC and Seller

[agreement redacted]

Annex D: [title redacted]

[disclosure schedule redacted]